Exhibit T3.E6

Following the announcement of an exchange offer for its bonds maturing in 2025,
Credivalores finalizes the issuance of an offer for new Senior Secured Step-up
Notes due 2029 backed by $168 million of loan portfolio

●	The institution announces new Senior Secured Step-up Notes maturing in 2029, with staggered coupons, following agreements reached with an Ad Hoc Bondholders Committee.

●	Following negotiations with the Ad-Hoc Committee, bonds will now be guaranteed by a loan portfolio of US $168 million bolstering its credit profile.

●	Credivalores will carry out a reprofiling of its bonds maturing in 2025 to strengthen its capital structure, contribute to its long-term financial sustainability and continue its social commitment.

Bogotá, March 8th 2024. Credivalores, a leading non-banking financial institution in Latin America, announced the start of a new offer aimed at Eligible Bondholders to redeem all of their Senior Bonds, which had a coupon of 8.875% and maturity date in 2025, for new Senior Guaranteed Bonds with staggered coupons and which will have a new maturity for the year 2029, after the agreements reached with an Ad Hoc Committee, to ensure full payment of the bonds.

This transaction is part of the plan disclosed by Credivalores on February 7th, at which time it had the support of a majority of the holders of the 2025 bonds. Along with the exchange, the company will also request a vote from investors for the reprofiling of the outstanding bonds.

This achievement will allow the entity to extend the maturity of its senior bonds, reduce its global debt profile and minimize its financial expense burden, after the trust granted. This will allow Credivalores to strengthen its financial structure and contribute to its long-term financial sustainability, and continue providing access to financial solutions to the less privileged part of the population.

“Credivalores achieved this milestone demonstrating a high level of adaptability and coordination with its different stakeholders. This will allow us to continue to work with the responsibility and commitment that has characterized us to support the goals of our more than 700 thousand clients. Our constructive negotiations with our bondholders resulted in agreements that strengthen and ensure the long term sustainability of our capital structure and are a demonstration of our commitment to service our debt commitments in full” said Jaime Buriticá, general manager of Credivalores.

Credivalores will continue implementing its business plan and the exchange will not modify the entity's existing obligations with its clients, employees and suppliers, nor with any other local and international creditor or interested party.

The terms and conditions of the exchange offer may be obtained by eligible bondholders by contacting (i) James Harper at BCP Securities, Inc. at +1 (203) 629-2186 or email jharper@bcpsecurities.com or (ii) Epiq Corporate Restructuring, LLC at +1 (646) 362-6336 or email tabulation@epiqglobal.com.

For more information, please contact:

Nathalie Valencia Barrera

ir@credivalores.com

Líder de Relación con Inversionistas

Daniela Cárdenas González

danielacardenas@dattis.com

3504372463